Economic Outlook

2024–2025

Brunswick
New / Nouveau

2024–2025 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 19, 2024

Cover:
Executive Council Office, Corporate Communications (# 23-00922)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3779-4 (Bilingual print edition)
ISBN 978-1-4605-3780-0 (PDF: English edition)

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including March 1, 2024.

 Think Recycling!

Global Economy

- The International Monetary Fund (IMF) anticipates global growth to remain at 3.1% in 2024, the same level as 2023. Economic activity will continue to be impacted by the gradual withdrawal of fiscal support and restrictive monetary policies, as well as low underlying productivity growth.



Real GDP, International

Source: International Monetary Fund

- In 2024, economic growth is anticipated to hold steady at 4.1% in emerging market and developing countries, while advanced economies are expected to moderate to 1.5%.

- Emerging and developing Europe is forecasted to see growth rise from 2.7% in 2023 to 2.8% in 2024, with foreign demand dampened by previous interest rate hikes, though this effect is expected to ease alongside energy cost pressures.

- China and India will be key drivers of growth in emerging markets and developing countries. China is projected to grow at 4.6%, supported by increased government spending on disaster preparedness and the residual impact from stronger-than-expected growth in 2023. India is expected to see growth at 6.5% in 2024, bolstered by resilient domestic demand.

- Global trade growth is projected at 3.3% in 2024, with trade being affected by ongoing geopolitical challenges.

- In 2024, approximately 80% of the world's economies are expected to experience lower inflation compared to 2023, influenced by persistent tight monetary policies, labour market softening, and relative declines in energy prices.

- The United States is anticipated to grow by 2.1% in 2024, as compared to 2.5% in 2023, primarily due to delayed effects of monetary policy tightening, gradual fiscal adjustments, and labour market softening, which collectively dampen demand.

- The U.S. job market is forecasted to remain tight, with a slight uptick in the unemployment rate to 3.9% in 2024, alongside declines in disposable personal income growth and consumer spending. Housing starts are expected to drop in 2024, before picking up pace in subsequent years.

- Factors that could potentially drive global economic growth include a quicker decline in inflation, a gradual reduction of government spending aimed at supporting the economy, increased integration of artificial intelligence, and improved productivity.

- Risks include spikes in commodity prices, tighter monetary policies implemented by central banks, slower growth in China, and government austerity.

Canadian Economy

- Economic growth has been at a standstill since around the middle of 2023, primarily due to the persistent impact of higher interest rates on both household spending and business investment. Additionally, weakened foreign demand has slowed exports. Projections suggest that the Canadian economy will experience a further slowdown, with growth rates expected to slow from 1.0% in 2023 to 0.8% in 2024.

- The country's record population growth and the slower pace of job creation in Canada has led to a persistently tight labour market, reflected in an unemployment rate of 5.8% as of December 2023. Wage growth remains elevated, hovering around 4% to 5%.



Consumer Price Index, All-items, Canada

Source: Statistics Canada

- In 2023, the Consumer Price Index (CPI) rose 3.9% on an annual average basis, marking the second largest increase since 1991. Price growth was observed across all eight major components, with the most significant increases noted in food (+7.5%), health and personal care (+5.7%), and shelter (+5.6%). In contrast, transportation prices saw a modest increase of only 0.9%, influenced by a decline in gasoline prices (-7.6%).

- The Bank of Canada anticipates that inflation will hover around 3% throughout the initial half of 2024, gradually subsiding thereafter and reaching the 2% target by 2025.

- Over the last two years, the Bank of Canada has implemented substantial increases in its policy rate, elevating it from 0.25% in January 2022 to 5.00% by July 2023. It is anticipated that interest rates will start to gradually decline, supporting improved economic growth later in the year.

- As a result of elevated interest rates, per capita consumption growth slowed to 1.1% in 2023 and is projected to moderate further in 2024. Nevertheless, this slowdown is partially mitigated by a rebound in travel expenditure and motor vehicle sales.

- Housing resale activity has remained subdued, leading to a decline in house prices during the fourth quarter. However, there has been an uptick in new construction activity, driven by heightened demand stemming from robust population growth.

Contribution to Real GDP Growth, Canada, 2024


Real GDP
0.8
Consumption
0.3
Business fixed investment
-0.1
Inventories
-0.6
Government
0.6
Net exports
0.3
Housing
0.4
Percentage points

Source: Bank of Canada

- Consumption's contribution to real Gross Domestic Product (GDP) growth is expected to be at 1.2 percentage points in 2023 and predicted to stand at 0.3 percentage points in 2024.
- While consumption is supported by strong population growth, past interest rate increases continue to restrain consumption and business investment.
- Purchasing power reduced by inflation is expected to result in lower spending on goods and services that are sensitive to interest rates, such as restaurants, accommodations, and furniture.
- Business investment is expected to lower real GDP growth by 0.1 percentage point in 2024, affected by weaker demand and still relatively high borrowing costs.
- With improving demand and easing financial conditions, exports and imports are projected to increase pace in the second half of 2024.

- The consensus of private sector forecasters projects that Canada's employment will grow by 1.1% and the unemployment rate will increase to 6.3% in 2024.

- Previous increases in interest rates are expected to persistently limit the discretionary spending of Canadians. Consequently, with the exception of Newfoundland and Labrador, Quebec, and Saskatchewan, all provinces are anticipated to experience slower growth in 2024 compared to 2023.



Real GDP, 2024

Source: Average of private sector forecasts

Statistical Summary - Growth Rates[1] (as of March 1, 2024)		
	2022 to 2023	
	N.B.	**Canada**
Population and Labour		
Total Population (July 1)	3.1	3.0
Labour force	2.8	2.6
Employment	3.5	2.4
Unemployment rate (%)	6.6	5.4
Participation rate (%)	60.5	65.6
Wages and salaries	7.3	6.5
Consumers and Housing		
Retail trade	4.5	2.1
Consumer Price Index	3.6	3.9
Housing starts	-2.8	-8.2
Business		
Manufacturing sales	-10.4	0.9
International exports	-10.1	-2.2
Building permits	1.6	-3.7
[1] Per cent change unless otherwise indicated.		
Source: Statistics Canada		

New Brunswick Economy

- The Department of Finance and Treasury Board estimates real GDP to have increased by 1.1% in 2023, comparable to the latest consensus among private sector forecasters of 1.3%.

- In 2023, New Brunswick's economic growth was supported by record-breaking population and employment figures, along with robust increases in income, household spending, investment in building construction, and retail sales. The overall performance was tempered by declines in exports and manufacturing.

- New Brunswick's population grew by 3.1% to reach 834,691 as of July 1, 2023, marking the highest growth rate in the comparable data. This substantial growth was predominantly attributed to increases in both international and net interprovincial migration.



- In 2023, employment in New Brunswick rose by 3.5%, the highest growth rate since 2002, reaching a record high of 386,500 positions. This notable increase was driven by growth in both full-time (+9,900) and part-time (+3,100) positions.

- The province's unemployment rate reached its lowest recorded rate in the comparable data, dropping to 6.6% in 2023, as unemployment decreased by 6.6% and the labour force increased by 2.8%.

- Labour shortages persisted in 2023, with the year-to-date average of job vacancies in New Brunswick clocking in at 13,270. Although this marked a decrease from 2022, the figure remained higher than the 2019 level. The sectors with the most significant number of job vacancies included health care and social assistance, accommodation and food services, and retail trade.

- An increase in New Brunswick's average weekly earnings combined with robust employment gains supported growth in wages and salaries in 2023, up by 7.3%.

- In 2023, gains in household expenditures in the province were supported by robust population growth, as well as increases in employment and income.

- New Brunswick's merchandise exports declined by 10.1% in 2023, totalling $16.9 billion, affected by elevated interest rates, diminished foreign demand, lower commodity prices, and geopolitical tensions. Imports also decreased by 12.1% during the same period. Consequently, New Brunswick's international trade surplus widened from $576.5 million in 2022 to $888.0 million in 2023.

- Following two years of robust expansion, manufacturing sales in New Brunswick declined by 10.4% in 2023, totalling $24.0 billion, partially affected by lower commodity prices. The downturn was attributed to decreases in sales for both non-durable goods (-10.5%) and durable goods (-9.6%) industries. A significant decline was observed in wood product manufacturing (-29.9%).

- New Brunswick's investment in building construction accelerated during the latter half of 2023, resulting in an increase of 9.3% for the year, the highest among the provinces. Total investment in 2023 amounted to $3.8 billion, the highest level in the comparable data, driven by an increase in the non-residential sector (+20.4%) and the residential sector (+6.4%).



- In 2023, CPI growth in New Brunswick slowed to 3.6% compared to the previous year's increase of 7.3%. This outcome follows the Bank of Canada's aggressive interest rate hikes throughout 2022 and 2023. All eight major components registered upticks, notably food (+8.0%), health and personal care (+6.9%), and shelter (+4.5%). In contrast, the rise in transportation costs was limited to 1.3%, influenced by a reduction of 3.9% in gasoline prices.

- In 2023, growth in household disposable income was buoyed largely by substantial increases in wages and salaries.

- Supported by population and employment growth, as well as higher household disposable income, retail sales increased by 4.5% to $17.2 billion in 2023. Notable sales increases were reported in motor vehicle and parts dealers (+$285.6 million), general merchandise stores (+$174.1 million) and health and personal care retailers (+$145.1 million).

- In 2023, provincial home sales amounted to 9,083 units, marking a decrease of 13.6% compared to 2022. The outcome is the result of homebuyers continuing to adapt to interest rate increases, reduced savings and limited supply.

- Home prices peaked in July 2023, and despite decelerating towards the end of the year, average prices registered an increase of 2.7%.

- New Brunswick's housing starts totalled 4,547 units in 2023, the second-highest number for the comparable period since 1983, but a decrease of 2.8% compared to the previous year, with over two thirds of the housing starts in the province coming from multiple units.



Housing starts, New Brunswick

Source: Statistics Canada

- In 2024, the Department of Finance and Treasury Board anticipates real GDP to grow by 0.7%, closely aligning with the average of private sector forecasters.



Real GDP, New Brunswick, 2024

Source: N.B. Finance and Treasury Board

- In 2024, New Brunswick's population is projected to increase by 2.0%, driven primarily by rises in net international migration. Nevertheless, the intake cap imposed on international student permit applications for 2024–2025 by Immigration, Refugees and Citizenship Canada (IRCC) in January 2024 poses a potential risk to population growth over the medium-term.

- Following three consecutive years of robust expansion, employment growth is expected to moderate to 1.2% in 2024. Although population increases may continue to support growth in both employment and the labour force, factors such as slower economic growth, an aging population, ongoing labour shortages, and a reduction in net interprovincial migration pose potential challenges to New Brunswick's labour market.

- Wages and salaries growth is expected to decelerate in 2024, primarily due to the slower pace of employment growth. Nevertheless, the rise in the province's minimum wage and the persistent pressure on wages stemming from ongoing labour market shortages could partially mitigate the slowdown in income growth. Consequently, primary household income is forecasted to increase by 4.2% in 2024.

- Household disposable income growth is projected to slow to 3.1% in 2024, mostly due to modest growth in primary household income.

	2021	2022	2023	2024	2025	2026-2028
New Brunswick Economic Indicators Growth rates[1], 2021 to 2028						
Economic Accounts*						
Gross Domestic Product (GDP)	10.9	7.4	3.5	3.2	4.4	3.8
Household final consumption expenditure	9.2	8.6	4.7	2.3	2.6	3.5
Gross fixed capital formation	15.5	10.2	3.6	2.5	3.3	4.7
GDP (real)	5.3	1.1	1.1	0.7	1.7	1.3
Income*						
Primary household income	9.1	9.4	6.2	4.2	3.2	3.6
Household disposable income	3.4	5.5	4.9	3.1	3.7	4.1
Population and Labour**						
Total population (July 1)	0.9	2.4	3.1	2.0	1.5	1.0
Labour force	1.9	0.5	2.8	2.0	1.6	0.7
Employment	3.1	2.8	3.5	1.2	1.2	0.8
Unemployment rate (%)	9.2	7.2	6.6	6.8	7.1	6.9
Participation rate (%)	61.5	60.6	60.5	60.4	60.6	60.2
Other**						
Retail trade	12.8	7.8	4.5	3.5	3.0	3.1
Consumer Price Index	3.8	7.3	3.6	2.7	2.1	2.1
Housing starts	9.9	22.2	-2.8	2.8	0.6	1.2

[1] Per cent change unless otherwise indicated.
Sources: Statistics Canada and NB Finance and Treasury Board *2023–2028 **2024–2028.

- As employment and income growth moderate, household consumption expenditure growth is expected to soften to 2.3% in 2024. Persistent elevated interest rates are expected to continue restraining household purchasing power, especially as pandemic-related savings are depleted, further slowing non-essential household spending.

- Investment growth is expected to weaken in 2024, attributed to a slowdown in economic activity and higher borrowing costs. Notwithstanding this slowdown, public sector capital expenditures may support investment in New Brunswick. However, limited capacity in the construction sector, elevated costs of building materials, and persistent labour shortages will likely continue to hinder growth.

- New Brunswick's housing resale activity is forecasted to gradually rise in 2024. The increase in housing demand will be driven by population growth, diminishing impacts of previous interest rate hikes, and a gradual improvement in financial conditions. From a housing supply standpoint, housing starts in the province are expected to remain at or around current levels.

- Inflation in New Brunswick is expected to ease to 2.7% in 2024. Shelter prices will be impacted by mortgage costs and rent, while food inflation is likely to persist at elevated levels.

- In 2024, performance in the forestry sector is expected to be affected by a decline in housing activity in the U.S. While lumber prices remain elevated, so do producer costs throughout the value chain. Anticipated implementation of higher trade tariff rates for lumber later in the year is likely to further influence the market. Meanwhile, pulp sales face challenges due to a weakened market and supply chain disruptions stemming from conflicts in the Middle East.

- With pandemic-related restrictions fully lifted, New Brunswick's tourism sector is anticipated to return to the levels of activity last observed in 2019. Demand in the province is bolstered by the Professional Golfers' Association Tour Americas scheduling a tournament stop at Mactaquac Provincial Park. Additionally, CNN's recognition of Saint John as a top destination for 2024, the sole Canadian location on the list, further enhances tourism prospects in the region.

- Performance in the fisheries and aquaculture sectors is projected to be affected by lower volumes resulting from decreased quotas, specifically for shrimp and snow crab, offset by higher prices and recent productivity-enhancing investments in aquaculture.

- New Brunswick's manufacturing sector is expected to undergo a modest recovery in 2024 following a significant decline in 2023. A positive backdrop is provided by the expectation of higher global demand in the second half of the year, with the outlook likely being affected by potential supply challenges due to geopolitical tensions; and ongoing investments in automation and digitalization is likely to support growth. Nevertheless, anticipated declines in the seafood industry may limit some of the potential gains.

- New Brunswick's exports are expected to see modest increases, as commodity prices remain stable and foreign demand improves in the second half of the year.

- Projects with potential for upward growth in the medium term include those strategically aligned with New Brunswick's 2035 climate and energy goals. This encompasses the development of small modular reactors, the establishment of the Green Energy Hub in Port Belledune, and NB Power's investments to enhance the efficiency of electricity usage. Additionally, ongoing improvements at Port Saint John, the Mactaquac dam refurbishment project, and the introduction of a new federal research centre in Moncton are notable contributors to medium-term growth prospects.

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of March 1, 2024)							
					% Change		
Indicators	2020	2021	2022	2023	2020-2021	2021-2022	2022-2023
Labour							
Population 15 years and over (x 1,000)	646.9	650.8	664.1	683.4	0.6	2.0	2.9
Labour force (x 1,000)...........................	393.0	400.3	402.5	413.6	1.9	0.5	2.8
Employment (x 1,000).................................	352.4	363.5	373.5	386.5	3.1	2.8	3.5
Full-time (x 1,000)....................................	300.5	307.6	320.7	330.6	2.4	4.3	3.1
Part-time (x 1,000)...................................	51.9	56.0	52.8	55.9	7.9	-5.7	5.9
Goods-producing sector (x 1,000)........	73.3	71.3	75.6	77.1	-2.7	6.0	2.0
Services-producing sector (x 1,000)....	279.1	292.2	298.0	309.4	4.7	2.0	3.8
Unemployment (x 1,000)...........................	40.6	36.8	29.0	27.1	-9.4	-21.2	-6.6
Unemployment Rate (%)....................................	10.3	9.2	7.2	6.6	...	...	...
Participation Rate (%)...	60.8	61.5	60.6	60.5	...	...	...
Employment Rate (%)...	54.5	55.9	56.2	56.6	...	...	...
Average weekly earnings ($).............................	995.98	1,009.06	1,066.87	1,104.28	1.3	5.7	3.5
Wages and salaries...	16,552.1	17,854.9	19,789.0	21,239.3	7.9	10.8	7.3
Employment insurance beneficiaries..............	43,120	65,480	43,460	35,700	51.9	-33.6	-17.9
Consumers							
Retail trade ($M)...	13,577.1	15,308.7	16,500.2	17,234.5	12.8	7.8	4.5
New motor vehicle sales (units).......................	34,653	37,835	34,247	37,415	9.2	-9.5	9.3
New motor vehicle sales ($M)..........................	1,479.4	1,683.8	1,699.5	1,965.1	13.8	0.9	15.6
Food services and drinking places ($M).........	1,043.7	1,200.9	1,378.5	1,538.3	15.1	14.8	11.6
Consumer Price Index (2002=100)..................	136.6	141.8	152.1	157.5	3.8	7.3	3.6
Housing							
Housing starts (units)..	3,483	3,829	4,680	4,547	9.9	22.2	-2.8
Residential building permits ($M)....................	767.5	1,022.8	1,204.9	1,172.5	33.3	17.8	-2.7
MLS® Residential sales (units).........................	10,796	13,215	10,508	9,083	22.4	-20.5	-13.6
MLS® Residential sales (average price $).....	195,644	246,390	289,747	297,540	25.9	17.6	2.7
Business							
Manufacturing sales ($M).................................	15,170.7	20,859.8	26,823.7	24,042.3	37.5	28.6	-10.4
International exports ($M).................................	10,307.0	14,829.2	18,802.7	16,911.7	43.9	26.8	-10.1
Non-residential building permits ($M)............	406.1	394.7	518.3	578.1	-2.8	31.3	11.5
Industrial and commercial ($M)...................	252.9	309.9	326.0	355.8	22.6	5.2	9.1
Institutional and governmental ($M)...........	153.2	84.8	192.3	222.3	-44.7	126.9	15.6
Wholesale trade ($M)..	7,153.9	8,818.9	9,352.2	12,438.0	23.3	6.0	33.0
Farm cash receipts ($M).....................................	843.6	953.7	1,130.6	1,225.7	13.0	18.6	8.4
Demographics							
Population (July 1)...	783,432	790,802	809,568	834,691	0.9	2.4	3.1
Natural increase (July 1-June 30)......................	-1,352	-1,856	-2,131		...	...	...
Net migration (July 1-June 30)...........................	8,668	20,622	27,254		...	...	...
... Not applicable							
MLS® is a registered trademark of the Canadian Real Estate Association							
Sources: Statistics Canada, Canadian Real Estate Association							